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06050827

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF INVESTOR
EDUCATION & ASSISTANCE

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23518

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benjamin Securities Inc.

OFFICIAL USE ONLY
7754
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

378 South Oyster Bay Road
(No. and Street)

Hicksville, (City) N.Y. (State) 11801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louise Stelianoudakis, CPA
(Name – *if individual, state last, first, middle name*)

64 Fulton St Ste 703 New York, NY 10038
(Address) (City) (State) (Zip Code)

PROCESSED
SEP 29 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED [redacted] WASH. D.C. 185 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/28

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC MAIL PROCESSING RECEIVED
SEP 11 2006
WASH. D.C. 185 SECTION

AD

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ____________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

LAURA R. VICENCIO
Notary Public, State of New York
No. 01VI6098208
Qualified in Nassau County
Commission Expires September 8, 2007

[Signature]
Signature

President
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENJAMIN SECURITIES, INC.

* * * * *

FINANCIAL STATEMENTS

JUNE 30, 2006

BENJAMIN SECURITIES, INC.

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT dated August 7, 2006

LOUISE STELIANOUDAKIS
Certified Public Accountant

Tel: (212) 346-0955 • Fax: (212) 346-0956
64 Fulton Street • Suite 703 • New York, N.Y. 10038

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Benjamin Securities, Inc.:

I have audited the accompanying balance sheet of Benjamin Securities, Inc. as of June 30, 2006, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benjamin Securities, Inc. as of June 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit has been made primarily for the purpose of forming the opinion stated in the preceding paragraph. The data contained in Schedules I, II and III, although not considered necessary for a fair presentation of financial position, are presented as supplementary information and have been subjected to the audit procedures applied in the examination of the basic financial statements. In my opinion, this data is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Louise Stelianoudakis

August 7, 2006

BENJAMIN SECURITIES, INC.

BALANCE SHEET

JUNE 30, 2006

A S S E T S

Current assets:	
Cash and cash equivalents	$ 30,577
Marketable securities, at market value	255,934
Commissions receivable	55,861
Prepaid expenses	2,503
Total current assets	344,875
Furniture and equipment (net of accumulated depreciation of $164,308)	11,003
Security deposit	3,000
	$358,878

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Equipment loan	$ 2,404
Accounts payable and accrued expense	82,332
Taxes payable	6,872
Total current liabilities	91,608
Deferred taxes on income	2,100
Stockholders' equity:	
Common stock - no par value:	
Authorized - 20 shares	
Issued and outstanding - 10 shares	500
Paid in capital	98,950
Retained earnings	143,196
Unrealized gain on marketable securities (net of income taxes)	22,524
Total stockholders' equity	265,170
	$358,878

The accompanying notes are an integral part of the financial statements.

BENJAMIN SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2006

Revenue:	
Commissions	$ 739,586
Advisory fees	262,014
Income from investments	22,721
Postage and handling	29,861
Total revenue	1,054,182
Expense:	
Clearing fees	88,543
Back office charges	21,699
Commissions (Note 2)	475,921
Professional fees	9,950
Salaries	120,070
Profit sharing	42,551
Taxes-payroll	22,433
Travel & entertainment	6,131
Insurance	56,678
Interest	721
Equipment rental	19,026
Automobile expense	25,965
Telephone	14,968
Rent	39,000
Advertising	2,233
Dues & subscriptions	7,266
Depreciation and amortization	6,531
Office expense	39,996
Contributions	1,513
Medical reimbursement	11,444
Internet	11,230
Repairs and maintenance	13,569
Total expenses	1,037,438
Income before taxes on income	16,744
Taxes on income:	
State	2,328
Federal	3,874
	6,202
Net income	$ 10,542

The accompanying notes are an integral part of these financial statements.

BENJAMIN SECURITIES, INC

CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2006

	Total	Common stock	Paid-in capital	Retained earnings	Unrealized gain on marketable securities
July 1, 2005	$257,090	$ 500	$ 98,950	$138,287	$ 19,353
Net income	10,542			10,542	
Unrealized gain on marketable securities	9,471				9,471
Deferred taxes	(2,100)				(2,100)
Dividend paid	(9,833)			(9,833)	
Prior years adjustment				4,200	(4,200)
June 30, 2006	$265,170	$ 500	$ 98,950	$143,196	$ 22,524

The accompanying notes are an integral part of these financial statements.

BENJAMIN SECURITIES, INC.

STATEMENT OF CASH FLOW

FOR THE YEAR ENDED JUNE 30, 2006

	Increase (decrease) in cash
Cash flow from operating activities:	
Net income	$ 10,542
Adjustments to reconcile net income to net cash from operating activities:	
Loss from partnership	2,423
Depreciation and amortization	6,531
Change in assets and liabilities:	
Receivables and other assets	4,510
Accounts payable and accrued expense	37,449
Total adjustments	50,913
Net cash from operating activities	61,455
Cash flow from investing activities:	
Purchase and sale of marketable securities - net	(32,466)
Purchase of equipment	(470)
Net cash used in investing activities	(32,936)
Cash flow from financing activities:	
Dividends paid	(9,833)
Equipment loan repayments	(2,772)
Net cash used in financing activities	(12,605)
Net increase in cash	15,914
Cash and cash equivalents at beginning of year	14,663
Cash and cash equivalents at end of year	$ 30,577
Supplemental disclosures of cash flow information: Cash paid during year for:	
Interest	$ 721

The accompanying notes are an integral part of these financial statements.

BENJAMIN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2006

NOTE 1 - STATEMENT OF ACCOUNTING POLICIES:

Securities transactions are recorded in the accounts on a settlement date basis, generally the third business day after the trade date.

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2 - COMMISSION EXPENSES:

Commissions represent amounts paid to account executives based on a percentage of the business they generate for the company. Included in this amount are payments to an officer of the company. A breakdown is as follows:

Officer's commissions	$285,511
Other salesmen	190,410
Total	$475,921

NOTE 3 - RELATED PARTY TRANSACTIONS:

The Company paid rent of $39,000 to a limited partnership of which a stockholder of the Company acts as the general partner.

NOTE 4 - PROFIT SHARING PLAN:

The corporation adopted a simplified profit-sharing plan effective July 1, 1998. Employees with two years of service are eligible to participate with immediate vesting.

NOTE 5 - NET CAPITAL REQUIREMENTS:

As a member of the National Association of Securities Dealers, Inc., the corporation is subject to the net capital rule (SEC Rule 15c3-1) adopted and administered by the Association. The rule prohibits a member from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. As of June 30, 2006, the corporation's net capital ratio was .435 to 1 and its net capital was $204,882 compared with minimum net capital required of $100,000.

SCHEDULE I

BENJAMIN SECURITIES, INC.

COMPUTATION OF NET CAPITAL

JUNE 30, 2006

Total ownership equity from balance sheet		$265,170
Less:	Non-allowable assets	16,506
	Capital before haircuts	248,664
Less:	Haircut on investments	43,782
	Net capital	$204,882

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

JUNE 30, 2006

Minimum net capital required	$ 5,947
Minimum dollar net capital requirement	$100,000
Net capital requirement (greater of above)	$100,000
Excess net capital	$104,882
Excess net capital at 1000%	$195,962

COMPUTATION OF AGGREGATE INDEBTEDNESS

JUNE 30, 2006

Total liabilities		$ 93,708
Less:	Equipment loan	2,404
	Deferred taxes on income	2,100
Aggregate indebtedness		$ 89,204
Percentage of aggregate indebtedness to net capital		43.5%
Percentage of debt to equity total computed in accordance with Rule 15c3-(d)		N/A

BENJAMIN SECURITIES, INC.

EXEMPTION CLAIMED OF RESERVE REQUIREMENT

UNDER RULE 15c3-3

JUNE 30, 2006

Benjamin Securities, Inc. operates under the k(2)(b) exemptive provision to SEC Rule 15c3-3, as all customer transactions are cleared on a fully disclosed basis through another registered broker/dealer, First Clearing, LLC. Benjamin Securities, Inc. appeared to be in compliance with this exemption throughout the year.

BENJAMIN SECURITIES, INC.

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

JUNE 30, 2006

	Ownership equity	Non-allowable assets and haircuts	Net Capital	Aggregate indebtedness	Ratio
Balance per Focus 11A	$301,874	$ 57,233	$244,641	$56,575	23.13%
Adjustment to corporate taxes	7,822		7,822	(9,922)	
Reclassifications	2,503	2,210	293		
Partnership loss	(3,503)		(3,503)		
Commission adjustment	(975)		(975)		
Adjust haircut		845	(845)		
Accrue profit-sharing contribution	(42,551)		(42,551)	42,551	
Balance per schedule I	$265,170	$ 60,288	$204,882	$89,204	43.5%

OUISE STELIANOUDAKIS
Certified Public Accountant

Tel: (212) 346-0955 • Fax: (212) 346-0956
64 Fulton Street • Suite 703 • New York, N.Y. 10038

To Benjamin Securities, Inc.:

I have examined the financial statements of Benjamin Securities, Inc. as of June 30, 2006 and have issued my report thereon dated August 7, 2006. As part of my examination, I reviewed and tested the system of internal accounting control to the extent I considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America and by Rule 17a-5 under the Securities and Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of my examination would be disclosed. Under these standards and that Rule the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purpose of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instruction, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depend upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period ended June 30, 2006, which was made for the purposes set forth in the first paragraph above and which would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

I did not find any material weaknesses in internal accounting control or a condition which would reasonably be expected to (a) inhibit the company from promptly completing securities transactions or promptly discharging its responsibilities to customers, other broker/dealers or creditors; (b) result in material financial loss; (c) result in material misstatements of the company's financial statements; or (d) result in violation of the SEC's record keeping or financial responsibility rules to an extent that could reasonably be expected to result in the conditions described in (a), (b) or (c) above.

Louise Stelianoudakis

August 7, 2006

Benjamin Securities, Inc.

Financial Planning
and
Stock Brokerage Services

August 7, 2006

Ms. Louise Stelianoudakis, CPA
64 Fulton Street
New York, New York 10038

Dear Ms. Stelianoudakis:

In connection with your examination of the balance sheet, statement of operations, changes in stockholders' equity and cash flows of Benjamin Securities, Inc. as of June 30, 2006 and for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly the financial position, results of operations, and cash flows of Benjamin Securities, Inc. in conformity with accounting principles generally accepted in the United States of America, we confirm, to the best of our knowledge and belief, the following representations made to you during your examination.

1. We are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

2. We have made available to you all:

    a. Financial records and related data.

    b. Minutes of the meetings of stockholders, directors, and the committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no:

    a. Irregularities involving management or employees who have significant roles in the system of internal accounting control.

    b. Irregularities involving other employees that could have a material effect on the financial statements.

    c. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices that could have a material adverse effect.

4. We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

5. The following has been properly recorded or disclosed in the financial statements:

   Related party transactions and related accounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

6. There are no:

   a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

   b. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

7. There are no unasserted claims or assessments that our lawyer has advised us are probably of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.

8. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

9. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged other than on equipment loans on fixed assets.

10. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of non-compliance.

11. No events have occurred subsequent to the balance sheet date that would require adjustments to, or disclosures in, the financial statements.

Leo J. Benjamin

Leo J. Benjamin, President

Anna G. Benjamin

Anna G. Benjamin,
Secretary/Treasurer